Exhibit 99.1

Xinyuan Real Estate Co., Ltd. Announces Blockchain-Powered Real Estate Finance Technology Platform

BEIJING, China, July 18, 2016 – Xinyuan Real Estate Co., Ltd. (“Xinyuan” or “the Company”) (NYSE: XIN), an NYSE-listed real estate developer and property manager primarily in China and recently in other countries, today announced that its new blockchain-powered real estate finance technology platform was released at the 1st China Financial Technology Conference held in Beijing in the second week of July. As IBM’s (NYSE:IBM) first blockchain cooperation partner in China, Xinyuan established the online platform that connects home owners with broad channels for financing opportunities, while enjoying the safety, transparency and convenience afforded by IBM’s blockchain technology. At the event, Xinyuan and Tsinghua University PBC School of Finance also jointly announced the establishment of Xinyuan Real Estate Financial Technology Research Center, a collaboration designed to support the platform.

With IBM providing the blockchain and smart contract technologies and Xinyuan building the real estate information database, the property evaluation system, the transaction system and the risk control modules, the Company expects that the platform will be able to support various types of applications, including consumer finance, investment and financing as well as industrial finance, by connecting investment and financing institutions, credit bureaus and merchants. The Company anticipates that this platform will contribute to the technological infrastructure of real estate finance and provide Xinyuan and other real estate developers with new patterns of real estate operations. The platform is also supported by the Industrial and Commercial Bank of China (“ICBC”) global credit blacklist system of corporations and individuals. The platform is currently in the close-beta phase and is expected to be officially launched in August 2016.

Mr. Yong Zhang, Xinyuan's Chairman, commented, "As the first real estate company to collaborate with IBM on its blockchain technology, we are very pleased to announce our real estate blockchain platform. This platform demonstrates our efforts to explore new opportunities in China’s real estate market through strategic collaboration with leading companies and establishes Xinyuan as a leader in real estate finance technology. Through the standardization and digitalization of the property appraisal process, we believe our platform can help revitalize China’s real estate market by stimulating consumption, investment and financing activities. We anticipate this platform will support our real estate development activities while also representing Xinyuan’s strategic evolution from a pure traditional real estate developer into a more diversified, technology-driven real estate company with differentiated business segments and global operations. We look forward to providing our shareholders with additional updates about this platform in the future."

About Xinyuan Real Estate Co., Ltd.

Xinyuan Real Estate Co., Ltd. (“Xinyuan”) is an NYSE-listed real estate developer and property manager primarily in China and recently in other countries. In China, the Company develops and manages large scale, high quality real estate projects in over ten tier one and tier two cities, including Beijing, Shanghai, Zhengzhou, Jinan, Xi’an, Suzhou, among others. Xinyuan was one of the first Chinese real estate developers to enter the U.S. market and over the past few years has been active in real estate development in New York. The Company aims to provide comfortable and convenient real estate related products and services to middle-class consumers. For more information, please visit http://www.xyre.com.

Safe Harbor Statement

Certain statements in this press release constitute "forward-looking statements". These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements includes statements about estimated financial performance, sales performance and activity, among others and can generally be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Statements that are not historical statements are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including, but not limited to, our ability to continue to implement our business model successfully; our ability to secure adequate financing for our project development; our ability to successfully sell or complete our property projects under construction and planning; our ability to enter into new geographic markets and expand our operations into new operational areas/activities; the marketing and sales ability of our third-party sales agents; the performance of our third-party contractors; the impact of laws, regulations and policies relating to real estate developers and the real estate industry in the countries in which we operate; our ability to obtain permits and licenses to carry on our business in compliance with applicable laws and regulations; competition from other real estate developers; the growth of the real estate industry in the markets in which we operate; fluctuations in general economic and business conditions in the markets in which we operate; and other risks outlined in our public filings with the Securities and Exchange Commission, including our annual report on Form 20-F for the year ended December 31, 2015. Except as required by law, we undertake no obligation to update or review publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statement is made.

For more information, please contact:

In China:

Xinyuan Real Estate Co., Ltd.

Ms. May Shen
Investor Relations Director
Tel: +86 (10) 8588-9376

Email: irteam@xyre.com

ICR, LLC

William Zima

In U.S.: +1-646-308-1472

In China: +86 (10) 6583-7511

Email: William.zima@icrinc.com